                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

                      APPLICATION PURSUANT TO SECTION 8(F)
                    OF THE INVESTMENT COMPANY OF 1940 ("ACT")
                AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT
                 COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.     General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

       [X]   Merger
       [_]   Liquidation
       [_]   Abandonment of Registration
             (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
       [_]   Election of status as a Business Development Company
             (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.     Name of fund: The Munder Funds Trust

3.     Securities and Exchange Commission File No.: 811-05899

4.     Is this an initial Form N-8F or an amendment to a previously filed Form
       N-8F?

       [X]    Initial Application       [_]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

       480 Pierce Street, Birmingham, Michigan 48009

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

       Francine S. Hayes
       c/o State Street Corporation
       One Federal Street, 9/th/ Floor
       Boston, MA 02110
       (617) 662-3969

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

       Munder Capital Management, 480 Pierce Street or 255 East Brown Street, Birmingham, Michigan 48009 (records relating to its functions as investment advisor and administrator)
       Contact: Steve Shenkenberg, 248-647-9200

       Funds Distributor, Inc./BISYs Fund Services, Inc., 60 State Street, Boston, Massachusetts 02109 or 3435 Stelzer Road, Columbus, OH 43219 (records relating to its functions as distributor and sub-administrator)
       Contact: George Martinez, 617-824-1296

       PFPC Inc., 101 Federal Street, Boston, Massachusetts 02110 or 4400 Computer Drive, Westborough, Massachusetts 01581 (records relating to its functions as transfer agent)
       Contact: Richard McLaughlin, 508-871-4300

       State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110 (records relating to its functions as custodian and sub-administrator)
       Contact: Francine S. Hayes, 617-662-3969

       NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.     Classification of fund (check only one):

       [X]   Management company;
       [_]   Unit investment trust; or
       [_]   Face-amount certificate company.

9.     Subclassification if the fund is a management company (check only one):

       [X]   Open-end    [_]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

       Commonwealth of Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

       Munder Capital Management
       480 Pierce Street
       Birmingham, Michigan 48009

       World Asset Management, a division of Munder Capital Management 255 East Brown Street
       Birmingham, Michigan 48009

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

       Funds Distributor, Inc.
       60 State Street, Suite 1300
       Boston, Massachusetts 02109

13.    If the fund is a unit investment ("UIT") provide: Not applicable.

       (a)   Depositor's name(s) and address(es):
       (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [_] Yes       [X] No

       If Yes, for each UIT state:

15.    (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X] Yes            [_] No

       If Yes, state the date on which the board vote took place: February 11, 2003

       If No, explain:

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X] Yes            [_] No

             If Yes, state the date on which the shareholder vote took place:

             April 28, 2003 for Munder Bond Fund, Munder Cash Investment Fund, Munder Intermediate Bond Fund, Munder International Equity Fund, Munder Large-Cap Value Fund, Munder Michigan Tax-Free Bond Fund, Munder Small Company Growth Fund, Munder Tax-Free Bond Fund, Munder Tax-Free Money Market Fund, Munder Tax-Free Short & Intermediate Bond Fund and Munder U.S. Government Income Fund, each a series of The Munder Funds Trust

             May 28, 2003 for Munder Index 500 Fund, a series of The Munder Funds Trust

             June 12, 2003 for Munder Balanced Fund, a series of The Munder Funds Trust

             If No, explain:

II.    Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

       [X] Yes                  [_] No

       (a) If Yes, list the date(s) on which the fund made those distributions:

             June 13, 2003 for Munder Balanced Fund, Munder Bond Fund, Munder Cash Investment Fund, Munder Intermediate Bond Fund, Munder Index 500 Fund, Munder International Equity Fund, Munder Large-Cap Value Fund, Munder Michigan Tax-Free Bond Fund, Munder Small Company Growth Fund, Munder Tax-Free Bond Fund, Munder Tax-Free Money Market Fund, Munder Tax-Free Short & Intermediate Bond Fund and Munder U.S. Government Income Fund, each a series of The Munder Funds Trust

       (b)   Were the distributions made on the basis of net assets?

             [X] Yes            [_] No

       (c)   Were the distributions made pro rata based on share ownership?

             [X] Yes            [_] No

       (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

       (e)   Liquidations only: Not applicable
             Were any distributions to shareholders made in kind?

             [_] Yes      [_] No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.    Closed-end funds only: Not applicable.

       Has the fund issued senior securities?

       [_] Yes       [_] No

       If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.    Has the fund distributed all of its assets to the fund's shareholders?

       [X] Yes            [_] No

       If No,
       (a) How many shareholders does the fund have as of the date this form is filed?

       (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       [_] Yes        [X] No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.   Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

       [_] Yes        [X] No

       If Yes,
       (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

       (b)   Why has the fund retained the remaining assets?

       (c)   Will the remaining assets be invested in securities?

       [_] Yes        [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [_] Yes        [X] No

       If Yes,
       (a)   Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.    Information About Event(s) Leading to Request For Deregistration

22.    (a)   List the expenses incurred in connection with the Merger or
             Liquidation:

             (i)    Legal expenses:                                     $ 53,946
             (ii)   Accounting expenses:                                $     --
             (iii)  Other expenses (list and identify separately):
                                          Other- Solicitation Services  $ 66,639
                                          Other- Printing & Mailing     $ 53,600
                                                                        --------
             (iv)   Total expenses (sum of lines (i)-(iii) above):      $174,185

       (b)   How were those expenses allocated?

             Each series bore an allocated portion of all mailing, printing and tabulation expenses associated with the Reorganization based upon the number of shareholder accounts of each series. Legal costs were allocated equally among each series of The Munder Funds Trust regardless of the assets of each series. Expenses associated with the solicitation of proxies were allocated among each series of The Munder Funds Trust requiring proxy solicitation assistance based upon the number of shareholder accounts for such series.

       (c)   Who paid those expenses?

             As noted in subsection (b) above, the series of The Munder Funds Trust bore all expenses incurred in connection with the Reorganization attributable to The Munder Funds Trust.

       (d)   How did the fund pay for unamortized expenses (if any)?

             Any unamortized expenses were carried forward with respect to each series of The Munder Funds Trust to the respective corresponding series of the new trust, Munder Series Trust, into which each series was reorganized.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [_] Yes       [X] No

       If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.     Conclusion of Fund Business

24.    Is the fund a party to any litigation or administrative proceeding?

       [_] Yes       [X] No

       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged,or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [_] Yes       [X] No

       If Yes, describe the nature and extent of those activities:

VI.    Mergers Only

26.    (a)   State the name of the fund surviving the Merger: Munder Series
             Trust

       (b) State the Investment Company Act file number of the fund surviving the Merger: 811-21294

       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed;

             SEC File Number:    811-05899
             Accession Number:   0000950131-03-000823
             Conformed Submission Type:  DEF14A, definitive proxy statement
             Filed:         February 21, 2003

       (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

       The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Munder Funds Trust, (ii) he is the Vice President and Secretary of The Munder Funds Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                             /s/ Stephen J. Shenkenberg
                                             --------------------------
                                             Stephen J. Shenkenberg
                                             Vice President and Secretary